



SECURITIE 07001003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 1 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 North
(No. and Street)

Palm Harbor	Florida	34684
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Keith Wilt, Vice President 727-939-3883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

n/a
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/31/07

OATH OR AFFIRMATION

I, R. Keith Wilt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

NOTARY PUBLIC-STATE OF FLORIDA
Janet Oroz
Commission # DD482109
Expires: NOV. 29, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

01/17/07 16:12:27

GOLF HOST SECURITIES, INC.

BALANCE SHEETS



	AS OF 12/31/2006	AS OF 12/31/2005
CURRENT ASSETS		
CASH	67,508.94	82,022.28
ACCOUNTS RECEIVABLE	1,200.00	5,300.00
PREPAID EXPENSES & OTHER	11,305.15	8,964.06
TOTAL CURRENT ASSETS	80,014.09	96,286.34
LONG TERM INVESTMENTS	3,300.00	3,300.00
EQUIPMENT, AT COST, LESS ACCUMULATED DEPRECIATION	7,098.15	8,479.99
	90,412.24	108,066.33
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	646.19	4,067.52
ACCRUED EXPENSES	10,693.64	8,101.61
INTERCOMPANY	(56,408.11)	(55,358.90)
TOTAL CURRENT LIABILITIES	(45,068.28)	(43,189.77)
SHAREHOLDER'S INVESTMENT		
COMMON STOCK, $1 PAR VALUE, 5,000 SHARES AUTHORIZED 1,000 SHARES ISSUED & OUTSTANDING	1,000.00	1,000.00
PAID IN CAPITAL	180,000.00	180,000.00
RETAINED EARNINGS	(29,743.90)	(43,213.37)
CURRENT YEAR NET INCOME/(LOSS	(15,775.58)	13,469.47
TOTAL SHAREHOLDER'S INVEST	135,480.52	151,256.10
	90,412.24	108,066.33

01/17/07 16:12:11

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME

FOR PERIOD ENDING 12/31/2006

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 04 2006	CURRENT MONTH YR ENDING 2005		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 04 2006	YEAR-TO-DATE YR ENDING 2005
5,145	0	38,742	REVENUES	320,112	0	502,689
			COSTS & OPERATING EXPS			
35,172	0	41,704	SELLING	314,891	0	432,920
1,295	0	32,264	GENERAL & ADMIN	20,697	0	56,300
36,467	0	73,969		335,588	0	489,220
(31,323)	0	(35,227)	OPERATING INCOME(LOSS)	(15,476)	0	13,469
0	0	0		0	0	0
(31,323)	0	(35,227)	INCOME/(LOSS) BEF TAXES	(15,476)	0	13,469
0	0	0	PARENT INCOME TAX CHG	(300)	0	0
(31,323)	0	(35,227)	NET INCOME(LOSS)	(15,776)	0	13,469